Exhibit 3.3

CERTIFICATE OF AMENDMENT OF BYLAWS

OF

MCGRATH RENTCORP

a California corporation

Date: February 25, 2014

The undersigned, Randle Rose, certifies that:

1. He is the Secretary of McGrath RentCorp, a California corporation.

2. Effective February 25, 2014, Section 3.2 of the Bylaws of the Corporation was amended as follows:

“Number of Directors. The authorized number of directors shall be not less than five (5) or more than nine (9). The exact number of directors shall be eight (8) until changed, within the limits specified above, by a Bylaw amending this Section 3.2 duly adopted by the Board of Directors or the shareholders. The indefinite number of directors may be changed, or a definite number fixed without provision for an indefinite number, by an amendment to this Bylaw duly adopted by the vote or written consent of a majority of the outstanding shares entitled to vote.”

Executed on this 25th day of February 2014.

/s/ Randle F. Rose
Randle F. Rose
Secretary